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                                                                    Exhibit 99.1


FOR IMMEDIATE RELEASE
May 8, 2001                                    Media Contact:  Jack Cipoletti
                                                               (304) 769-1109

City Holding President and Chief Executive Officer Named

     CHARLESTON, WV--City Holding Company (NASDAQ-NMS: "CHCO"), a $2.52 billion dollar bank holding company headquartered in Charleston, West Virginia, today announced that Gerald R. Francis will immediately assume the position of President and Chief Executive Officer of City Holding Company and its lead bank, City National Bank of West Virginia.

     For the past two months, he has served as special assistant to the Board of Directors of City Holding Company and City National Bank of West Virginia pending receipt of a notice of non-objection from the Office of the Comptroller of the Currency (OCC). The Board received the anticipated notice from the OCC on May 4, 2001.

     "I am pleased to be on board as City's new president and CEO and look forward to meeting the challenges on behalf of our shareholders, customers and employees," said Francis.

     City Holding Company is the parent company of City National Bank of West Virginia; Del Amo Savings Bank, FSB; Frontier State Bank; and City Financial Corporation. City National Bank, in addition to its banking divisions, operates CityInsurance Professionals, an insurance agency offering a full range of insurance products and services; and Jarrett/Aim Communications, a direct mail service provider.

     Information contained in this news release includes forward-looking information. Such forward-looking information involves risks and uncertainties and is provided to assist investors and Company shareholders in understanding anticipated operations of the Company, including employment of a new chief executive officer. The Company disclaims any intent or obligation to update this forward-looking information.
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